Exhibit 99.1

Borr Drilling Limited- Notice of Special General Meeting

Borr Drilling Limited (the “Company”) (NYSE “BORR”) advises that the Company will convene and hold a Special General Meeting of Shareholders on Wednesday, August 6th, 2025 at the Registered Office of the Company, 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

The Board of Directors has fixed 5:00 p.m. Bermuda time on July 14th, 2025, as the record date for determination of the shareholders entitled to receive notice of, attend and vote at the Special General Meeting or any adjournment thereof.

A copy of the Notice of Special General Meeting and Form of Proxy (the “Notice”) and associated information can be found on the Company’s website at www.borrdrilling.com and is attached to this press release.  The Notice and associated information will also be distributed to shareholders by normal distribution methods.

Any questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208

Hamilton, Bermuda
July 8, 2025

Borr Drilling Ltd. | Reg. no. 51741 | S. E. Pearman Building, 2nd Fl, 9 Par-la-Ville Road, Hamilton HM11, Bermuda
Contact:  Bermuda +1 441 7370152 I Oslo: +47 22 48 30 00 | London: +44 203 709 3235